July 7, 2006

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  205049

Attention:  Amit Pande

and Mr. Mike Volley

Dear Amit,

Re:

Westsphere Asset Corporation, Inc.

Form 10-KSB for Fiscal Year End December 31, 2004

Filed April 15, 2005

File No. 0-32051

Further to our correspondence dated June 08, 2006, July 07, 2006 and a conversation with Mr. Mike Volley August 14, 2006, pertaining to the SEC comment letter of February 10, 2006, would you please let us know if we are able to continue with an S8 filing? When I spoke with Mr. Volley, I was under the impression that we should hear one way or the other in a couple of weeks.

We are now nearing the end of our fiscal year and would like to know if we are able to proceed with normal business matters. Thank you for your assistance in this matter.

Regards,

Sonia Dreyer

Vice President

Westsphere Asset Corporation

Cc: Douglas N. Mac Donald

President & CEO

Cc: Kim Law

Vice President & CFO

2140 Pegasus Way N.E. • Calgary, Alberta, Canada • T2E 8M5

Tel: (403) 290-0264 • Fax: (403) 290-1266

Web: www.westsphereasset.com • Email: info@westsphereasset.com